UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel

  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Proxy Statement, dated February 10, 2014, for the Special General Meeting of Shareholders of Evogene Ltd. (the “Meeting”) to be held on March 11, 2014, together with the following appendix thereto:

99.1(a)	(a) Appendix A – Compensation Policy for Officers of Evogene Ltd.

99.2	Form of Proxy Card for the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2014	EVOGENE LTD. (Registrant) By: /s/ Sigal Fattal —————————————— Sigal Fattal Chief Financial Officer

EXHIBIT INDEX

99.1	Proxy Statement, dated February 10, 2014, for the Special General Meeting of Shareholders of Evogene Ltd. (the “Meeting”) to be held on March 11, 2014, together with the following appendix thereto:

99.1(a)	(a) Appendix A – Compensation Policy for Officers of Evogene Ltd.

99.2	Form of Proxy Card for the Meeting